Exhibit 99.2

Amboy Aggregates Joint Venture and Subsidiaries

Consolidated Financial Statements

and Independent Auditor’s Report

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

Amboy Aggregates Joint Venture and Subsidiaries

Index

Page
Independent Auditors’ Report	2
Consolidated Balance Sheets	3
Consolidated Statements of Income and Partners’ Capital	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6-13

Independent Auditors’ Report

To the Partners of

Amboy Aggregates Joint Venture and Subsidiaries:

We have audited the accompanying consolidated financial statements of Amboy Aggregates Joint Venture and Subsidiaries (the “Companies”) which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of income and partners’ capital and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amboy Aggregates Joint Venture and Subsidiaries as of December 31, 2014, and the results of their consolidated operations and their consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The consolidated financial statements as of December 31, 2013 and for the years ending December 31, 2013 and 2012 were not subjected to audit, review, or compilation procedures and, accordingly, we do not express an opinion, a conclusion, nor provide any other assurance on such statements.

/s/ WithumSmith+Brown. PC

New Brunswick, NJ

March 27, 2015

Amboy Aggregates Joint Venture and Subsidiaries

Consolidated Balance Sheets

December 31, 2014 and 2013 (unaudited)

Assets	2014	2013 (unaudited)
Current assets:
Cash	$9,889,342	$4,599,716
Accounts receivable, net of allowance for doubtful accounts of $225,000 and $397,864	1,339,848	5,018,733
Notes receivable—customers, current portion	—	96,985
Inventory	1,065,718	3,153,350
Due from insurance claim	—	89,141
Prepaid expenses and other current assets	217,834	129,411
Due from affiliate	185,876	208,807
Current assets—discontinued operations	—	8,395,877

Total current assets	12,698,618	21,692,020
Notes receivable—customers, net of current portion	—	43,290
Restricted cash	3,500,000	—
Property, plant and equipment, net of accumulated depreciation	1,192,696	2,074,696
Permits, net of accumulated amortization of $10,582 and $3,527	59,965	67,020
Non-current assets—discontinued operations	—	5,574,841

Totals	$17,451,279	$29,451,867

Liabilities and Partners’ Capital
Current liabilities:
Note payable—equipment	$—	$25,041
Accounts payable	33,223	1,135,421
Accrued expenses	8,743,912	660,816
Current portion of long-term debt	5,505,986	1,141,631
Due to affiliate	—	366,000
Deposit	—	2,000,000
Current liabilities—discontinued operations	—	3,174,064

Total current liabilities	14,283,121	8,502,973
Other liabilities	12,079	91,162
Long-term debt, net of current portion		4,562,959
Non-current liabilities—discontinued operations	—	25,041

Total liabilities	14,295,200	13,182,135
Commitments and contingencies
Partners’ capital	3,156,079	16,269,732

Totals	$17,451,279	$29,451,867

See Notes to Consolidated Financial Statements.

Amboy Aggregates Joint Venture and Subsidiaries

Consolidated Statements of Income and Partners’ Capital

Years Ended December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

	2014	2013 (unaudited)	2012 (unaudited)
Net sales	$13,783,784	$24,399,235	$18,971,421
Costs and expenses:
Cost of sales	13,902,423	20,256,560	18,143,833
Selling	167,967	375,735	182,454
General and administrative	1,888,751	949,602	622,110

Totals	15,959,141	21,581,897	18,948,397

Other income—Gain on disposition of property and equipment	15,156,406	—	12,000

Income from operations	12,981,049	2,817,338	35,024
Interest expense	(1,085,886)	(488,377)	(581,114)
Interest income	—	7	14,188
Non-refundable deposit - agreement of sale	—	—	250,651

Net income (loss) from continuing operations	11,895,163	2,328,968	(281,251)

Discontinued operations:
Income from discontinued operations	510,484	1,669,207	508,703
Loss on sale of discontinued operations	(2,309,230)	—	—

Totals	(1,798,746)	1,669,207	508,703

Net income	10,096,417	3,998,175	227,452
Distributions	23,210,070	—	—
Partners’ capital, beginning of year	16,269,732	12,271,557	12,044,105

Partners’ capital, end of year	$3,156,079	$16,269,732	$12,271,557

See Notes to Consolidated Financial Statements.

Amboy Aggregates Joint Venture and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

	2014	2013 (unaudited)	2012 (unaudited)
Operating activities:
Net income	$10,096,417	$3,998,175	$227,452
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	561,179	1,321,392	1,467,943
Bad debt (recovery of)	(71,311)	152,020	286,773
Amortization of permits	7,055	53,504	45,696
Gain on disposition of property and equipment	(15,156,406)	—	(32,392)
Accrued interest and yield maintenance fee	917,990
Loss on sale of discontinued operations	2,309,230	—	—
Changes in operating assets and liabilities:
Accounts and notes receivables	3,289,001	(2,287,707)	344,651
Inventory	1,015,875	(162,688)	(616,956)
Prepaid expenses and other current assets	(87,185)	9,462	12,181
Due to (from) general partners, affiliates and member	(310,184)	(68,997)	517,803
Accounts payable	(269,711)	(324,152)	(1,040,937)
Accrued expenses	(19,095)	294,830	385,271
Other liabilities	(79,083)	(70,927)	(44,392)

Net cash provided by operating activities	2,203,772	2,914,912	1,553,093

Investing activities:
Capital expenditures	(500,777)	(174,321)	(453,408)
Proceeds from disposition of property and equipment	33,032,006	—	32,392
Proceeds from sale of discontinued operations	11,649,926	—	—
Increase in permits	—	(70,546)	—
Other receivable—agreement of sale	—	250,651	(250,651)
Deposit	—	2,000,000	—
Due from insurance claim	89,141	1,008,276	(1,097,417)

Net cash provided by (used in) investing activities	44,270,296	3,014,060	(1,769,084)

Financing activities:
Repayments of long-term debt	(1,204,354)	(1,073,925)	(978,763)
Distributions	(23,210,070)	—	—
Payment to affiliate from disposition of property and equipment	(16,095,018)	—	—
Repayment of line of credit	(675,000)	(775,000)	—

Net cash used in financing activities	(41,184,442)	(1,848,925)	(978,763)

Cash included in current assets—discontinued operations	—	(2,094,116)	(906,065)
Net increase (decrease) in cash	5,289,626	1,985,931	(2,100,819)
Cash, beginning of year	4,599,716	2,613,785	4,714,604

Cash, end of year	$9,889,342	$4,599,716	$2,613,785

Supplemental disclosure of cash flow data:
Interest paid	$473,471	$544,754	$629,742

Supplemental schedule of noncash investing and financing activities:
Purchase of equipment with long-term debt			$58,663

Conversion of accounts receivable to notes receivable			$176,779

Restricted cash in escrow from sale of discontinued operations	$3,500,000

Liability associated with the restoration of NYS&S piers	$8,327,230

Inventory sold included in gain on disposition of property and equipment	$769,789

See Notes to Consolidated Financial Statements.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

Note 1—Organization and business

Amboy Aggregates (“Amboy”) was established on January 1, 1989 as an equal Joint Venture between Great Lakes Dredge and Dock Partnership and Ralph Clayton and Sons Materials, L.P.

Amboy operates principally in one business segment which is to dredge, process, transport and sell fine aggregate in the New York Metropolitan area.

Note 2—Summary of significant accounting policies

Principles of consolidation

On April 27, 2010 Amboy purchased the remaining 50% interest in New York Sand & Stone, LLC (“NYS&S”) whose principal business activity is to process and sell fine aggregate and stone in the New York Metropolitan area. The liability of Amboy is limited to Amboy’s total equity in NYS&S. NYS&S shall terminate no later than July 31, 2027.

During 2006, Amboy formed a wholly-owned subsidiary, Newport, LLC (A Limited Liability Partnership). Since formation, there has been no activity at Newport, LLC. The consolidated financial statements include the accounts of Amboy, NYS&S and Newport, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. Amboy, NYS&S and Newport, LLC are collectively referred to as the Partnership.

On October 21, 2014, the Company sold its 100% interest in NYS&S (see Note 3).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration risks

Financial instruments which potentially subject the Partnership to concentrations of credit risk consist principally of cash and accounts receivable. The Partnership maintains its cash with high credit quality financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Company (“FDIC”) up to $250,000. As of December 31, 2014, the Partnership’s cash balance exceeded the current FDIC insured amount by approximately $9,843,000.

The Partnership generally extends credit to its customers, a significant portion of which are in the construction industry. During 2014, 2013 and 2012, approximately 62%, 32% (unaudited), and 29% (unaudited), respectively, of the Partnership’s net sales were derived from nonrelated major customers. During 2014 and 2013, three and four customers accounted for 66% and 64% (unaudited) of the Company’s gross accounts receivable, respectively.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

The Partnership closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses. On a periodic basis, the Partnership evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions and does not have a policy for requiring collateral. Management does not believe that significant credit risk exists at December 31, 2014.

The Partnership’s direct labor is supplied primarily by unions, which have collective bargaining agreements. For the years ended December 31, 2014, 2013 and 2012, 58%, 77% (unaudited) and 76% (unaudited), respectively, of the Partnership’s labor force is subject to collective bargaining agreements, which expires on January 31, 2016.

Inventory

Inventory is stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. If facts and circumstances indicate that the Company’s long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived asset would be compared to its carrying amounts to determine if a write-down to fair value is necessary. If a write-down is required, the amount is determined by estimation of the present value of net discounted cash flows. During the years ended December 31, 2014 and 2013 (unaudited), there were no facts or circumstances that would indicate that the assets may not be fully recoverable.

Permits

Costs incurred in connection with obtaining permits to dredge the Partnership’s products are amortized on the straight-line basis over the term of the related permits. As of December 31, 2014, estimated amortization expense for each of the next five years is $7,055 and $24,690 thereafter.

Revenue recognition

Sales are recognized when revenue is realized or becomes realizable and has been earned. In general, revenue is recognized when the earnings process is complete and collectability is reasonably assured which is usually upon shipment of the product. Amounts billed related to shipping and handling are included in revenue.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

Shipping and handling costs

Shipping and handling costs are included in cost of sales.

Income taxes

Income or loss of the Partnership is includible in the income tax returns of the partners in proportion to their respective interests. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

The Partnership has no unrecognized tax benefits at December 31, 2014. The Partnership’s Federal and state income tax returns prior to fiscal year 2011 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Partnership recognizes interest and penalties associated with income tax matters as part of the income tax provision, if applicable, and includes accrued interest and penalties with the related tax liability in the accompanying consolidated balance sheets.

Reclassification

Certain amounts in the 2013 and 2012 financial statements have been reclassified to conform to the 2014 presentation.

Subsequent events

The Partnership has evaluated subsequent events through March 27, 2015, which is the date the financial statements were available to be issued.

Note 3—Discontinued operations

In accordance with the membership interest purchase agreement dated October 21, 2014, the Company sold 100% of the interest in NYS&S. The purchase price was approximately $15,181,000, resulting in a loss on sale of discontinued operations of approximately $2,309,000 reported in the consolidated statement of income and partners’ capital for the year ended December 31, 2014.

In connection with the sale, proceeds received during 2014 amounted to approximately $11,650,000. The remaining unpaid balance of the purchase price is held in escrow, to be released to the Company upon certain events. This escrow amount is recorded as restricted cash in the consolidated balance sheet for the year ended December 31, 2014 and will be used towards the restoration of two piers located at the NYS&S site.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

The following amounts are related to NYS&S and have been segregated from continuing operations and reported as discontinued operations in the consolidated statements of income and partners’ capital for the years ended December 31, 2014, 2013 (unaudited) and 2012 (unaudited).

	Period from January 1, 2014 to October 21, 2014	2013 (unaudited)	2012 (unaudited)
Net sales	$17,931,132	$25,574,434	$24,530,361

Income from discontinued operations	$510,484	$1,669,207	$508,703
Loss on sale of discontinued operations	(2,309,230)	—	—

Totals	$(1,798,746)	$1,669,207	$508,703

2013 (unaudited)
Assets
Current assets
Cash	$2,094,116
Accounts receivable, net	5,284,498
Inventory	989,317
Prepaid expense and other current assets	27,946

Total current assets	8,395,877
Property, plant and equipment, net of accumulated depreciation	1,037,680
Goodwill	3,864,450
Other intangible assets, net	544,833
Other assets	127,878

Total assets	$13,970,718

2013 (unaudited)
Liabilities
Line of credit	$675,000
Note payable—equipment	16,761
Accounts payable—trade	1,510,931
Accrued expenses	971,372

Total current liabilities	3,174,064
Other long-term liabilities	25,041

Total liabilities	$3,199,105

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

Note 4 - Inventory

Inventory consists of the following:

	2014	2013 (unaudited)
Finished goods	$873,610	$1,759,450
Supplies	192,108	1,393,900

Totals	$1,065,718	$3,153,350

Note 5 - Sale of land

Amboy and Lower Main Street Development, LLC (“Lower Main”) an entity whose related members are partners of the Partnership, entered into an amended and restated agreement on December 13, 2013 to sell substantially all of the real estate on which Amboy conducts its operations for $33,000,000. On December 31, 2013, pursuant to the terms of the amended and restated agreement, the buyer made a first payment of $2,000,000 which was to be applied to the purchase price at the closing.

On December 31, 2014, the Partnership sold substantially all of the land, resulting in a gain of approximately $15,100,000, included in gain on disposition of property and equipment in the consolidated statement of income and partners’ capital for the year ended December 31, 2014.

Note 6 - Property, plant and equipment

Property, plant and equipment consists of the following:

	Range of Estimated Useful Lives (Years)	2014	2013 (unaudited)
Land		$72,070	$671,047
Plant and equipment	3 to 15	10,663,910	10,625,529
Delivery equipment (Scows)	10 to 20	8,853,867	8,853,867
Dredging system	15 to 20	14,784,282	14,784,282
Office equipment and trailers	10	248,876	248,876
Automobiles and trucks	3 to 5	322,234	322,234

		34,945,239	35,505,835
Less accumulated depreciation		33,752,543	33,431,139

Totals		$1,192,696	$2,074,696

Depreciation and amortization expense was $321,403, $517,028 (unaudited) and $646,361 (unaudited) for the years ended December 31, 2014, 2013 and 2012, respectively.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

Note 7—Due from insurance claim

As of December 31, 2013, the Partnership had been approved by its insurance company for proceeds of $89,141 (unaudited) related to storm damages. This amount was received in January 2014, and as such, is reflected as receivables as of December 31, 2013.

Note 8—Long-term debt

The Partnership has a promissory note payable (the “Note”) with a former member of NYS&S with remaining outstanding principal of $4,587,996 as of December 31, 2014. The note, which was secured by interest in NYS&S, contained a covenant prohibiting the sale of the collateral. At December 31, 2014, the Company was in breach of the covenant as a result of the sale of NYS&S. Under the terms of the agreement, violation of the covenant entitles the holder to accelerate upon notice of the amounts due, which include, in addition to the principal and accrued interest, a yield maintenance fee. At December 31, 2014, the entire amount of the note, $4,587,996, has been included in current liabilities. In addition, the Company accrued approximately $917,900 representing accrued interest and yield maintenance fee, which is included in the current portion of long-term debt in the consolidated balance sheet for the year ended December 31, 2014.

Note 9—Retirement plans

Pension and annuity plans

Employees covered by a union agreement were included in multi-employer pension and annuity plans to which the Partnership made contributions in accordance with the contractual union agreement. The Partnership ceased contributions to the Operating Engineers Local No. 825 Pension Plan effective February 19, 2011 and any future contributions were paid to the annuity fund. As a result of withdrawing from the pension fund, the Partnership was obligated to pay $328,628, plus interest of $47,445, of which $77,687, including interest of $5,834, was paid during 2014 and $58,262, including interest of $7,245, was paid during 2013. At December 31, 2014 and 2013, other liabilities and accrued expenses included $12,079, and $76,547 and $91,162 (unaudited) and $69,318 (unaudited), respectively, related to this withdrawal obligation.

Principal payment requirements of the withdrawal obligation in each of the years subsequent to December 31, 2014 are as follows:

Year Ending December 31,	Amount
2015	$76,547
2016	12,079

The Partnership maintains a retirement plan qualifying under Section 401(k) of the Internal Revenue Code which allows eligible employees to defer a portion of their income through contributions to the plan. Under the provisions of the plan, the Partnership makes contributions for the benefit of the employees, subject to certain limitations. The Partnership’s contributions for the years ended December 31, 2014, 2013 and 2012 were $63,029, $86,136 (unaudited) and $75,977 (unaudited), respectively.

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

Multi-employer pension plans

The Partnership contributes to multi-employer pension plans under collective bargaining agreements which provide retirement benefits for its various union employees. The risks of participating in multi-employer plans are different from single employer plans as assets contributed are available to provide benefits to employees of other employers and unfunded obligations from an employer that discontinues contributions are the responsibility of all remaining employers. In addition, in the event of a plan’s termination or the Partnership’s withdrawal from a plan, the Partnership may be liable for a portion of the plan’s unfunded vested benefits. The Partnership is not aware of any expected plan terminations.

The Partnership’s contributions to these plans were less than 5% of each such plan’s total contributions. Unless otherwise noted, with regards to the operating Engineers Local No. 825 Pension Plan, the most recent Pension Protection Act zone status available in 2014 and 2013 is for the plan’s year-end at June 30, 2014 and 2013, respectively. With regards to the Central Pension Fund of the International Union of Operating Engineers and Participating Employers, the most recent Pension Protection Act zone status available in 2014 and 2013 is for the Plan’s year end at January 31, 2015 and January 31, 2014. The zone status is based on information that the Partnership received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented. Information for significant multi-employer pension plans in which the Partnership participates is included in the table below:

Pension Fund	EIN/Pension Plan Number	Pension Zone Status 2014	Pension Zone Status 2013	Pension Zone Status 2012	FIP/RP Status Pending or Implemented	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
						2014	2013 (unaudited)	2012 (unaudited)
Operating Engineers Local No. 825 Pension Plan	22- 6033380/001	Green	Green	Yellow	Implemented	$141,637	$195,806	$175,619	No	1/31/16
Central Pension Fund of the International Union of Engineers and Participating Employers	36-6052390/001	Green	Green	Green	No	55,130	82,297	196,477	No	1/31/16

Totals						$196,767	$278,103	$372,096

Amboy Aggregates Joint Venture and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014, 2013 (unaudited) and 2012 (unaudited)

Note 10—Commitments and contingencies

License agreement

The Partnership has a license agreement through August 5, 2016 with the State of New Jersey which enables the Partnership to dredge in the Ambrose Channel for commercial sand. Under this agreement, the State of New Jersey receives a royalty fee based on the amount of material dredged that, effective August 1, 2009, ranges between $.35 and $.70 per cubic yard. Royalties charged to operations during the years ended December 31, 2014, 2013 and 2012 amounted to $84,186, $424,309 (unaudited) and $355,607 (unaudited), respectively.

Litigation

In the ordinary course of business the Partnership is a party in various legal proceedings. In the opinion of management, resolution of these claims is not expected to have a material adverse impact on the financial position or results of operations of the Partnership.

Note 11—Related party transactions

The Company sells inventory to affiliates. Sales to affiliates during the years ended December 31, 2014, 2013 and 2012 were $102,000, $222,000 (unaudited) and $352,000 (unaudited), respectively. Due from affiliates at December 31, 2014 and 2013 consist of the following:

	2014	2013 (unaudited)
Due from affiliates:
Great Lakes Dredge & Dock Corporation	$120,894	$208,807
Lower Main	64,982	—

	$185,876	$208,807

During 2014, 2013 and 2012, the Partnership accrued rent totaling $180,000 to Lower Main, whose related members are partners of the Partnership. The lease, which requires monthly payments of $15,000, is on a month-to-month basis.

Due to affiliates at December 31, 2014 and 2013 consists of the following:

	2014	2013 (unaudited)
Due to Lower Main	$—	$366,000